UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                McMoRan Oil & Gas Co.
                                   (Name of Issuer)

                             Common Stock, $ .01 par value
                             (Title of Class of Securities)

                                      582445102
                                   (CUSIP Number)

                             Michael C.  Kilanowski, Jr.
              1615 Poydras  Street, New  Orleans, Louisiana 70112
                                   (504) 582-1966

      (Name, Address  and  Telephone  Number of  Person  Authorized  to
                      Receive Notices and Communications)

                                 October 9, 1997
                       (Date  of   Event  Which   Requires
                           Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].



                                                         Page 2 of 18 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Freeport-McMoRan Resource Partners, Limited Partnership I.R.S. Identification Number - 72-1067072


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    WC, OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power..............18,303,102
           Shares Bene-
             ficially         8)  Shared Voting Power............         0
             Owned by
          Each Reporting      9)  Sole Dispositive Power.........18,303,102
              Person
               With           10)  Shared Dispositive Power......         0


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person.............................18,303,102


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      30%*


               14)  Type of Reporting Person (See Instructions)..        PN

          *Assuming the FRP Purchase Option (as described in Item 4) is fully exercised following the Issuer's rights offering.




                                                         Page 3 of 18 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Freeport-McMoRan Inc.
                    I.R.S. Identification Number -13-3051048


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power..............         0
           Shares Bene-
             ficially         8)  Shared Voting Power........... 18,303,102
             Owned by
          Each Reporting      9)  Sole Dispositive Power.........         0
              Person
               With           10)  Shared Dispositive Power......18,303,102


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person.............................18,303,102


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      30%*


               14)  Type of Reporting Person (See Instructions)..        CO

          *Assuming the FRP Purchase Option (as described in Item 4) is fully exercised following the Issuer's rights offering.


                                                         Page 4 of 18 Pages

          CUSIP No. 582445102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    FMRP Inc.
                    I.R.S. Identification Number - 72-1122135


               2)   Check the Appropriate Box if a Member of a Group
                    (a)..........................................     _____
                    (b)..........................................     _____

               3)   SEC Use Only


               4)   Source of Funds

                    OO

               5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
                    Required pursuant to Items 2(d) or 2(e)


               6)   Citizenship or Place of Organization...........Delaware

             Number of        7)  Sole Voting Power..............         0
           Shares Bene-
             ficially         8)  Shared Voting Power............18,303,102
             Owned by
          Each Reporting      9)  Sole Dispositive Power.........         0
              Person
               With           10)  Shared Dispositive Power......18,303,102


               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person.............................18,303,102


               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares......................


               13)  Percent of Class Represented by Amount
                    in Row 11....................................      30%*


               14)  Type of Reporting Person (See Instructions)..        CO

          *Assuming the FRP Purchase Option (as described in Item 4) is fully exercised following the Issuer's rights offering.


                                                         Page 5 of 18 Pages

          Item 1.   Security and Issuer.

                    This Schedule 13D  is being filed  with respect to  the
               common stock, $.01 par value per share (the "Common Stock"), of McMoRan Oil & Gas Co. ("MOXY"). The principal executive offices of MOXY are located at 1615 Poydras Street, New Orleans, LA 70112.

          Item 2.   Identity and Background.

                    Freeport-McMoRan Resource Partners, Limited Partnership
               ("FRP"), a Delaware limited partnership, is engaged in the production and sale of phosphate fertilizers and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico Company, the mining, purchasing, transporting, terminalling and marketing of sulphur, and the exploration, development and production of oil and gas reserves. FRP's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    Freeport-McMoRan Inc. ("FTX"), a Delaware  corporation,
               is the Administrative Managing General Partner and Special General Partner of FRP. FTX owns a 51.6% interest in FRP which is engaged in the production and sale of phosphate fertilizers and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico Company, the mining, purchasing, transporting, terminalling and marketing of sulphur, and the exploration, development and production of oil and gas reserves. FTX's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    FMRP Inc. ("FMRP"), a Delaware corporation and wholly-
               owned subsidiary of FTX, is the Managing General Partner and Special General Partner of FRP. FMRP's principal business is to act as Managing General Partner and Special General Partner of FRP. FMRP's principal office is located at 1615 Poydras Street, New Orleans, Louisiana 70112.

                    Neither FRP,  FTX nor  FMRP have  been convicted  in  a
               criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

                    Neither FRP, FTX nor FMRP have been a party to a  civil
               proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.


                                                         Page 6 of 18 Pages

                    The following information relates to the directors  and
               executive officers of FTX and FMRP:

               a)   Richard C. Adkerson (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   President and  Chief  Operating  Officer  of  Freeport-
                        McMoRan Copper & Gold Inc.  ("FCX"),
                        a  company  engaged  in  mineral  exploration   and
                        development, mining and milling of copper, gold and silver in Irian Jaya, Indonesia, and the smelting and refining of copper concentrates in Spain; FCX is also involved in a joint venture to
                        construct   and  operate   a  smelter/refinery   in
                        Indonesia.
                    Co-Chairman of the Board and Chief Executive Officer of
                        MOXY, a company engaged in the exploration and production of oil and natural gas, primarily in onshore and offshore Gulf of Mexico areas.
                    Vice Chairman of the Board of FTX.
                    Chairman of the Board and Chief Executive Officer of FM
                        Properties Inc., a real estate development and marketing company.
                    Director and Executive Vice President of P.T.  Freeport
                        Indonesia Company ("PT-FI"), an operating subsidiary of FCX.
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Robert W. Bruce III  (Director of FTX)

               b)   96 Spring Street
                    South Salem, NY  10590

               c) President of The Robert Bruce Management Co., Inc., investment managers.
                    96 Spring Street
                    South Salem, NY  10590


               a)   Robert A. Day (Director of FTX)

               b)   865 South Figueroa Street
                    Suite 1800
                    Los Angeles, CA  90017

               c)   Chairman of the Board of Trust Company of the West,  an
                         investment management company.
                    865 South Figueroa Street
                    Suite 1800
                    Los Angeles, CA  90017


               a)   William B. Harrison, Jr. (Director of FTX)
               b)   270 Park Avenue
                    8th Floor
                    New York, NY  10017

               c) Vice Chairman of The Chase Manhattan Corporation and its subsidiary,
                        The Chase Manhattan Bank.

                                                         Page 7 of 18 Pages

                    270 Park Avenue
                    8th Floor
                    New York, NY  10017


               a)   Henry A. Kissinger (Director of FTX)

               b)   350 Park Avenue
                    26th Floor
                    New York, NY  10022

               c) Chairman of the Board and Chief Executive Officer of Kissinger Associates, Inc.,
                        international consultants.
                    350 Park Avenue
                    26th Floor
                    New York, NY  10022


               a)   Bobby Lee Lackey (Director of FTX)

               b)   P. O. Box 568
                    Weslaco, TX  78596

                    Business Highway 83 at Airport Drive
                    Weslaco, TX  78596

               c) President and Chief Executive Officer of J.S. McManus Produce Company, Inc.,
                        grower  of  vegetables and  shipper of  fruits  and
                        vegetables.
                    P. O. Box 568
                    Weslaco, TX  78596



                                                         Page 8 of 18 Pages


               a)   Rene L. Latiolais (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c) President and Chief Executive Officer of FTX and FRP Vice Chairman of the Board of FCX
                    Commissioner of PT-FI
                    Chairman of the Board and President of FMRP
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Gabrielle K. McDonald (Director of FTX)

               b)   3231 Bellefontaine
                    Houston, TX  77025

               c) Judge for the International Criminal Tribunal for the Former Yugoslavia
                    3231 Bellefontaine
                    Houston, TX  77025


               a)   James R. Moffett (Director of FTX)

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Chairman of the  Board and Chief  Executive Officer  of
                    FCX
                    Chairman of the Board of FTX
                    Co-Chairman of the Board of MOXY
                    President Commissioner of PT-FI
                    1615 Poydras Street
                    New Orleans, LA  70112



                                                         Page 9 of 18 Pages

               a)   George Putnam (Director of FTX)

               b)   One Post Office Square
                    Boston, MA  02109

               c)   Chairman of The  Putnam Investment Management  Company,
                        Inc. and each of the members of the Putnam group of mutual funds.
                    One Post Office Square
                    Boston, MA  02109


               a)   B. M. Rankin, Jr. (Director of FTX)

               b)   300 Crescent Court
                    Suite 1380
                    Dallas, TX  75201

               c)   Private Investor
                    300 Crescent Court
                    Suite 1380
                    Dallas, TX  75201


               a)   J. Taylor Wharton (Director of FTX)

               b)   U.T.M.D. Anderson Cancer Center
                    Gynecology Department- 67
                    1515 Holcombe Blvd.
                    Room #C9.001
                    Houston, TX  77030

               c)   Chairman  of  the  Department  of  Gynecology  at   the
                    University of Texas
                    M.D. Anderson Cancer Center
                    1515 Holcombe Blvd.
                    Room #C9.001
                    Houston, TX  77030



               a)   Michael J. Arnold

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX, FTX and FRP
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Thomas J. Egan

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX and FTX
                    1615 Poydras Street
                    New Orleans, LA  70112


                                                        Page 10 of 18 Pages


               a)   W. Russell King

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of FCX and FTX
                    1615 Poydras Street
                    New Orleans, LA  70112


               a)   Robert M. Wohleber

               b)   1615 Poydras Street
                    New Orleans, LA  70112

               c)   Senior Vice President of  FTX, FRP and PT-FI
                    Director of FMRP
                    1615 Poydras Street
                    New Orleans, LA  70112
        -------------------------------------------------------------------

               d) During the past five years to the best knowledge of FTX and FMRP, none of the above named directors and executive officers of FTX and FMRP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               e) During the past five years to the best knowledge of FTX and FMRP, none of the above named directors and executive officers of FTX and FMRP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               f) All of the above named directors and executive officers are United States citizens.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    If FRP acquires shares of common stock of MOXY pursuant
               to the Standby Purchase Agreement as described in Item 4 below, FRP will use funds from working capital and existing credit facilities.

          Item 4.   Purpose of Transaction.

                    MOXY distributed to holders of record of shares of  its
               common stock, par value $.01 per share (the "Common Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock for a price of $3.50 per share (the "Subscription Price"). Each holder of Common Stock of record as of the close of business on October 10, 1997 (the "Record Date"), is entitled to receive 2.0212 Rights for each share of Common Stock held as of such time. The number of Rights distributed by MOXY to each record holder of Common Stock will be rounded up to the

                                                        Page 11 of 18 Pages

               nearest whole number and no fractional Rights or cash in lieu thereof will be distributed or paid by MOXY. Rights holders (the "Holders") may purchase one share of Common Stock for each Right held. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for a pro rata portion (based on the number of Rights so exercised) of the shares of Common Stock, if any, that are not subscribed for through the exercise of the Rights. The offering by MOXY of the shares of Common Stock purchasable upon exercise of the Rights, including the Oversubscription Privilege, is referred to herein as the "Rights Offering." An aggregate of approximately 28.6 million Rights exercisable to purchase an aggregate of approximately 28.6 million shares of Common Stock have been distributed in connection with the Rights Offering.

                    On July 14, 1997, MOXY  entered into an agreement  with
               FRP pursuant to which, subject to completion of the Rights Offering, MOXY will acquire the two producing oil and gas properties (the "MCN Producing Properties") developed as part of MOXY's exploratory drilling program with affiliates of MCN Energy Group Inc. (the "MOXY/MCN Program") for $26 million, subject to adjustment, and repay all of the indebtedness incurred by MOXY under the MOXY/MCN Program. The MOXY/MCN Program will then be terminated and MOXY and FRP will enter into an aggregate $200 million multi-year exploration program (the "MOXY/FRP Exploration Program").

                    MOXY also has entered into a standby purchase agreement
               (the "Standby Purchase Agreement") with FRP pursuant to which, subject to certain conditions, FRP has provided a standby commitment (the "Standby Commitment") to purchase for the Subscription Price all of the shares of Common
               Stock that are not purchased by Holders in the Rights Offering, pursuant to which FRP may acquire as much as 67%
               of the outstanding Common Stock if no Rights are  exercised.
                FRP  will  receive  a  $6  million  fee  for  the   Standby
               Commitment,  acquiring   and  holding   the  MCN   Producing
               Properties for resale to MOXY and entering into the MOXY/FRP Exploration Program. FRP also has the option to purchase additional shares of Common Stock so that if following the Rights Offering it has not acquired 30% of the outstanding Common Stock pursuant to the Standby Commitment, if may acquire at the Subscription Price such additional shares of Common Stock as are necessary to provide it with up to a 30% ownership position in MOXY (the "FRP Purchase Option"). Based on the number of shares of Common Stock outstanding as of October 10, 1997 and the number of shares expected to be issued in the Rights Offering, the FRP Purchase Option relates up to 18,303,102 shares of Common Stock.

                    The Rights Offering will expire at 5:00 p.m., New  York
               City time, on November 13, 1997, unless extended by MOXY (subject to FRP's consent) from time to time, provided that the expiration date will in no event be later than December 12, 1997.

                    The  Rights   Offering,  together   with  the   Standby
               Commitment  and   FRP  Purchase   Option,  is   part  of   a

                                                        Page 12 of 18 Pages

               comprehensive plan to recapitalize MOXY to enable it to enter into the MOXY/FRP Exploration Program, purchase the MCN Producing Properties and repay indebtedness incurred under the MOXY/MCN Program. The Standby Purchase Agreement requires FRP to purchase all of the shares of Common Stock that are not purchased by Holders in the Rights Offering. If Holders do not exercise a significant number of Rights and FRP purchases a significant number of shares of Common Stock pursuant to the Standby Commitment or FRP Purchase Option, FRP may acquire the power to control or significantly influence the management of the Company.

                    At a special meeting of MOXY's stockholders on  October
               9, 1997, MOXY's stockholders approved the Rights Offering, the Standby Commitment, the FRP Purchase Option, purchase of the MCN Producing Properties and the MOXY/FRP Exploration Program.

                    Upon  completion  of  the   Rights  Offering  and   the
               transactions contemplated by the Standby Purchase Agreement, MOXY and FRP will enter into a stockholder agreement (the "Stockholder Agreement") pursuant to which MOXY (i) will implement certain corporate governance provisions designed to protect the other stockholders of MOXY, (ii) will grant to FRP the right to elect a certain number of directors if it owns more than 10% but less than a majority of the outstanding Common Stock and (iii) will grant certain registration rights with respect to the shares of Common Stock that are purchased by FRP pursuant to the Standby Purchase Agreement. The Stockholder Agreement will terminate (i) at such time as FRP no longer beneficially owns 10% or more of the Common Stock or (ii) by mutual written agreement of FRP and MOXY.

                    Pursuant to the Stockholder  Agreement MOXY will  agree
               at all times to have at least two independent directors and maintain the independent committee (the "Independent Committee"). Until the date on which FRP ceases to beneficially own at least 10% of the outstanding Common Stock, MOXY shall not take any of the following actions without the approval of the Independent Committee: (a) repurchase any outstanding shares of Common Stock; (b) enter into (i) any sale, lease, transfer or other disposition by MOXY of any of its properties or assets to, (ii) any purchase of property or assets by MOXY from, (iii) any investment by MOXY in, (iv) any agreement by MOXY with or for the benefit of, or (v) any other transaction with one or more of its affiliates, that involves aggregate payments in excess of $5 million; (c) enter into any "Rule 13e-3 transaction" within the meaning of Rule 13e-3 under the Exchange Act; (d) amend, modify or grant any waiver under MOXY's preferred rights agreement, the participation agreement to be entered into between FRP and MOXY in connection with the MOXY/FRP Exploration Program, or the stockholder agreement; or (e) in connection with any merger or business combination involving MOXY and a third party, treat FRP and the other stockholders on other than equivalent terms. If the Independent Committee approves an amendment or modification, the Stockholder Agreement may be amended or modified by the Board without stockholder

                                                        Page 13 of 18 Pages

               approval.

                    Until the date on which FRP ceases to own, directly  or
               indirectly, at least 10% of the outstanding voting stock of MOXY, FRP shall not take either of the following actions without the approval of the Independent Committee: (i) purchase, acquire, agree to acquire or offer to acquire beneficial ownership of any additional shares of Common Stock (other than through open-market purchases that do not constitute a Rule 13e-3 transaction within the meaning of Rule 13e-3 under the Exchange Act), or (ii) enter into, propose to enter into, solicit or support any merger or business combination or similar transaction involving FRP and MOXY.

                    Any shares of Common Stock acquired by FRP pursuant  to
               the Standby Commitment or the FRP Purchase Option will be "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and cannot be sold publicly for a period of time without registration under the Securities Act. Pursuant to the Stockholder Agreement, FRP will be entitled to demand registration rights with respect to any shares of Common Stock that it owns; provided that FRP registers no less than 10% of the outstanding Common Stock pursuant to each such registration and that MOXY not be required to effect more than one such registration in any 12-month period nor more than three such registrations in the aggregate. In addition, if the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, FRP may require MOXY to include all or a portion of the shares owned by FRP at that time. MOXY has agreed to pay all the expenses of any registration under the Stockholder Agreement, other than underwriters' discounts and commissions, and to indemnify FRP for certain liabilities in connection with any such registration.

                    Neither FRP, FTX  nor FMRP has  any plans or  proposals
               that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth above.

          Item 5.   Interest in Securities of the Issuer.

                    (a) and (b)  The aggregate number and percentage of the
               Common Stock that are beneficially owned by the persons listed in Item No. 2 are set forth below. Unless otherwise indicated, all information is presented as of October 10, 1997 and all shares shown are held with sole voting and dispositive power.


                                                        Page 14 of 18 Pages


                                        No. of Shares         Percentage
                                        Beneficially          of Outstanding
          Name of Beneficial Owner      Owned (1)             Common Stock (2)
          ------------------------      -------------         ----------------

          FRP                                  18,303,102(3)         (4)
          FTX                                  18,303,102(3)         (4)
          FMRP                                 18,303,102(3)         (4)
          Richard C. Adkerson                     163,172           1.2%
          Robert W. Bruce III                     371,388(5)        2.6%
          Robert A. Day                            38,403(6)          *
          William B. Harrison, Jr.                  5,798(7)          *
          Henry A. Kissinger                       35,468             *
          Bobby Lee Lackey                         18,493(8)          *
          Rene L. Latiolais                       115,159             *
          Gabrielle K. McDonald                     3,723             *
          James R. Moffett                        788,471(9)        5.6%
          George Putnam                            15,401(10)         *
          B.M. Rankin, Jr.                        253,784(11)       1.8%
          J. Taylor Wharton                        24,575(12)         *
          Michael J. Arnold                        23,039             *
          Thomas J. Egan                           27,475             *
          W. Russell King                          23,093             *
          Robert M. Wohleber                        8,470             *

          ______________
          * Less than one percent

          (1) Includes shares that could be acquired within sixty days after October 10, 1997, upon the exercise of options granted pursuant to MOXY's stock option plans, as follows: Mr. Adkerson, 138,172 shares; Mr. Bruce, 10,388 shares; Mr.
               Day,  12,893  shares;  Mr.   Harrison,  5,378  shares;   Mr.
               Kissinger, 9,988  shares;  Mr. Lackey,  13,728  shares;  Mr.
               Latiolais, 98,163 shares;  Ms. McDonald,  3,723 shares;  Mr.
               Moffett, 403,043 shares; Mr. Putnam, 13,728 shares; Mr. Rankin, 13,728 shares; Dr. Wharton, 5,378 shares; Mr. Arnold, 13,039 shares; Mr. Egan, 26,932 shares; Mr. King, 19,549 shares; Mr. Wohleber, 8,300 shares.

          (2) Unless otherwise noted, the percentage is based on the shares of Common Stock outstanding as of October 10, 1997.

          (3) Based upon the FRP Purchase Option as described in Item 4 above. As the Administrative Managing General Partner and

                                                        Page 15 of 18 Pages

               Managing General Partner of FRP, FTX and FMRP would share voting and dispositive power with respect to any shares that FRP would acquire pursuant to the FRP Purchase Option.

          (4) Assuming that FRP does not acquire any shares pursuant to the Standby Commitment, these shares will represent 30% of the outstanding MOXY Common Stock following the Rights Offering as described in Item 4 above.

          (5) Includes 310,000 shares held by a limited partnership with respect to which Mr. Bruce shares voting and investment power.

          (6) Includes 10,000 shares held by accounts and funds managed by affiliates of a corporation in which Mr. Day is the chief executive officer and a stockholder with respect to which he shares voting and investment power but as to which he disclaims beneficial ownership.

          (7)  Includes 120 shares owned by Mr. Harrison's wife.

          (8) Includes 3,643 shares held in a retirement trust for the benefit of Mr. Lackey.

          (9) Includes 21,464 shares held for the benefit of a trust with respect to which Mr. Moffett as a co-trustee shares voting and investment power but as to which he disclaims beneficial ownership and 363,964 shares held by a limited liability company with respect to which Mr. Moffett shares voting and investment power.

          (10) Includes 323 shares held by a charitable trust with respect to which Mr. Putnam, as co-trustee, shares voting and investment power but as to which he disclaims beneficial ownership.

          (11) Includes 34,836 shares with respect to which Mr. Rankin has sole voting and investment power under a power of attorney but as to which he disclaims beneficial ownership.

          (12) Includes 1,252 shares held by Dr. Wharton's wife and 677 shares held by Dr. Wharton as custodian for his daughters.

               (c) The only transactions that were effected during the past sixty days by the persons named in (a) and (b) above are described in Item 4 above.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of MOXY.

               (e)  N/A

          Item 6.   Contracts,     Arrangements,     Understandings      or
                    Relationships with Respect to Securities of the Issuer.

                    See response to Item 4.

          Item 7.   Material to be Filed as Exhibits.


                                                        Page 16 of 18 Pages

                    1. Joint Filing Agreement dated October 17, 1997 among FRP, FTX and FMRP.

                    2. Standby Purchase Agreement dated July 14, 1997 between MOXY and FRP. Incorporated by reference to Annex II of Schedule 14A of MOXY dated September 5, 1997 (the "Schedule 14A").

                    3. Master Agreement dated July 14, 1997 between MOXY and FRP. Incorporated by reference to Annex I of
                         Schedule 14A.

                    4. Stockholder Agreement to be entered into between MOXY and FRP. Incorporated by reference to Annex III of Schedule 14A.

                    5.   Form of Participation Agreement to be entered into
                         between MOXY and FRP.   Incorporated by  reference
                         to Annex IV of Schedule 14A.

                                                        Page 17 of 18 Pages

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     October 17, 1997

                                             Freeport-McMoRan Resource
                                             Partners, Limited Partnership

                                             By:  Freeport-McMoRan Inc.
                                                  Its Administrative
                                                  Managing General Partner


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary


                                             Freeport-McMoRan Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary

                                             FMRP Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary







                                                        Page 18 of 18 Pages

                                                                  Exhibit 1
                               Joint Filing Agreement

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.01 par value, of McMoRan Oil & Gas Co. and that this Joint Filing Agreement be included as an exhibit to such filing.

               IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the 17th day of October, 1997.

                                             Freeport-McMoRan Resource
                                             Partners, Limited Partnership

                                             By:  Freeport-McMoRan Inc.
                                                  Its Administrative
                                                  Managing General Partner


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary


                                             Freeport-McMoRan Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary


                                             FMRP Inc.


                                             By: /s/Michael C. Kilanowski, Jr.
                                                  Michael C. Kilanowski, Jr.
                                                  Secretary